UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Astro-Med, Inc.

(Exact name of the registrant as specified in its charter)

Rhode Island	0-13200	05-0318215
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 East Greenwich Avenue, West Warwick, Rhode Island	02893
(Address of principle executive offices)	(Zip code)

Steve Petrarca (401) 828-4000 x220

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Mineral Disclosure

ITEM	1.01 – Conflicts Minerals Disclosure and Report

Unless otherwise indicated, references to “Astro-Med,” the “Company,” “we,” “our,” and “us” in this Form SD refer to Astro-Med, Inc. and its consolidated subsidiaries.

Astro-Med has implemented a conflict mineral policy in order to address the containment of conflict minerals necessary to the functionality or production of our products. In September of 2013, we adopted the following policy with respect to conflict minerals.

1.	Support the aims and objective of the U.S. legislation on the supply of “conflict minerals”

2.	Do not knowingly procure specified metals that originate from facilities in the “Conflict Region”

3.	Ensure compliance with these requirements, and ask our suppliers to undertake reasonable due diligence with their supply chains to assure that specified metals are being sourced only from:

•	Mines and smelters outside the “Conflict Region” or

•	Mines and smelters which have been certified by and independent third party as “conflict free” if sources within the “Conflict Region”

The definition of “conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sources, processed or sold. The “Conflict Region” is situated in the eastern portion of the Democratic Republic of Congo (DRC) and surrounding countries.

To put our commitment to this policy in action, we first conducted a detailed review of our purchases of materials necessary to the functionality of products we manufactured in 2014 to determine whether we purchase any conflict minerals.

After a review of our products, we determined that we use gold, tin and tantalum as they occur in electronic components supplied to us in the manufacture of our products during calendar year 2014. Because of this finding, we conducted a reasonable country of origin inquiry (RCOI), which was designed to determine whether any of the necessary conflict minerals contained in our products originated or may have originated in the conflict region or come from recycled or scrap sources. Our supply chain is complex, and there are many indirect suppliers in the supply chain between us and the mines or locations of origin of our necessary conflict minerals. We do not purchase any conflict minerals directly from miners, smelters or refiners. Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the necessary conflict minerals in our products.

We have determined that after a good faith reasonable country of origin inquiry of our vendors and suppliers, that none of the Conflict Minerals contained in products manufactured by the Company originated in the Conflict Region. As part of our reasonable country of origin inquiry, we required that all of our vendors complete detailed questionnaires regarding the inclusion of Conflict Minerals in the products that the vendors supplied to the Company. In the event there were any Conflict Minerals contained in a vendor’s products sold to us, we followed up with such vendor to find out whether those Conflict Minerals originated in one of the Conflict Region. Based on our inquiries, none of these vendors indicated that Conflict Minerals found in their products came from the Conflict Region, and we have no reason to believe that any Conflict Minerals contained in products manufactured by us originated in the Democratic Republic of Congo or any adjoining country.

This information is publicly available at http://www.astro-medinc.com.

ITEM	1.02 – Exhibit

Not required.

Section 2 Item 2.01 Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Astro-Med, Inc.

(Registrant)

/s/ Steve Petrarca	May 29, 2015
By Steve Petrarca, Vice President-Instrument Manufacturing